UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-14930
HSBC Holdings plc
8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X                    Form 40-F ......
This Report on Form 6-K is hereby incorporated by reference in the following HSBC Holdings plc registration statement: file number 333-277306

HSBC Holdings plc (the “Registrant”) hereby incorporates by reference the following exhibits to this report on Form 6-K into its registration statement: file number 333-277306.

Exhibit No.	Description of Document

4.1
First Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of September 17, 2014, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K (File No. 001-14930) dated September 17, 2014.

4.2
Second Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of September 17, 2014, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 6-K (File No. 001-14930) dated September 17, 2014.

4.3
Third Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of March 30, 2015, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 6-K (File No. 001-14930) dated March 30, 2015.

4.4
Fourth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of June 1, 2016, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K (File No. 001-14930) dated June 1, 2016.

4.5
Fifth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of May 22, 2017, incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 6-K (File No. 001-14930) dated May 22, 2017.

4.6
Sixth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of March 23, 2018, incorporated herein by reference to Exhibit 4.6 to the Registrant’s Form 6-K (File No. 001-14930) dated March 23, 2018.

4.7
Seventh Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of March 23, 2018, incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 6-K (File No. 001-14930) dated March 23, 2018.

4.8
Ninth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of December 17, 2020, incorporated herein by reference to Exhibit 4.8 to the Registrant’s Form 6-K (File No. 001-14930) dated December 17, 2020.

4.9
Tenth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of March 9, 2021, incorporated herein by reference to Exhibit 4.9 to the Registrant’s Form 6-K (File No. 001-14930) dated March 9, 2021.

4.10
Fourteenth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of September 11, 2024, incorporated herein by reference to Exhibit 4.10 to the Registrant’s Form 6-K (File No. 001-14930) dated September 11, 2024.

4.11	Twenty-Second Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of November 13, 2026.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special US counsel to the Registrant, dated as of November 13, 2026.

5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special English counsel to the Registrant, dated as of November 13, 2026.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
HSBC Holdings plc
Date: November 13, 2026

By:	/s/ James Murphy
Name:	James Murphy
Title:	Global Head of Markets Treasury
[Signature Page to Form 6-K]